AiPEX5
AI Powered US Equity Index 5



Monthly Performance Report - July 2022

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX5 Index**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical Simulated*

1 Month	1.38%
YTD	-5.62%
1Y	-6.41%
3Y	0.13%
5Y	7.91%
10Y	48.00%
10Y Annualized Volatility	4.96%
10Y Sharpe Ratio	0.35
Cumulative Return	92.79%

Top 10 Holdings: As of 7/29/2022

	Index Weight(%)	Sector
MASTERCARD INC-CLASS A	7.9%	Commercial Services
MARATHON OIL CORP	6.8%	Energy Minerals
REALTY INCOME CORP	3.8%	Finance
WELLTOWER INC	3.7%	Finance
MOODYS CORP	3.4%	Commercial Services
SHERWIN-WILLIAMS CO	3.3%	Process Industries
COINBASE GLOBAL INC -CLASS A	2.8%	Technology Services
MONOLITHIC POWER SYSTEMS INC	2.6%	Electronic Technology
BLOCK INC	2.5%	Technology Services
WILLIS TOWERS WATSON PLC	2.3%	Finance
Total	**39.2%**	

Annual Index Performance: Historical & Simulated*

2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-0.1%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 7/29/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
August 02, 2022

Top 10 Sector Allocations



Portfolio ■   Solactive US Large & Mid Cap Index ■

Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	11.71%	2.98%
Consumer Durables	4.19%	3.63%
Electronic Technology	6.95%	14.19%
Energy Minerals	7.27%	3.68%
Finance	17.95%	13.86%
Health Technology	4.42%	10.34%
Process Industries	4.10%	1.87%
Producer Manufacturing	3.42%	3.72%
Technology Services	27.04%	17.63%
Utilities	3.07%	2.92%

Contributions to Return



Portfolio ■   Solactive US Large & Mid Cap Index ■

Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	0.04%	0.32%
Consumer Durables	0.17%	0.77%
Electronic Technology	0.19%	2.05%
Energy Minerals	0.2%	0.41%
Finance	0.16%	1.06%
Health Technology	0.12%	0.29%
Process Industries	0.16%	0.14%
Producer Manufacturing	0.33%	0.51%
Technology Services	0.09%	-2.16%
Utilities	0.12%	0.18%

Daily Risk Control Allocation - Historical Simulated*

	As of 7/29/2022	3Y Average	5Y Average	10Y Average
Equity Portfolio	15.55%	25.82%	32.19%	35.92%
Cash	84.45%	74.18%	67.81%	64.08%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 7/29/2022. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

